As filed with the Securities and Exchange Commission on February 10, 1997
                                                 Registration No. 333-__________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    Form S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                 ---------------

                            PARADIGM TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                   770140882-5
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)

                                71 Vista Montana
                               San Jose, CA 95134
                                 (408) 954-0500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 MICHAEL GULETT
                      President and Chief Executive Officer
                            PARADIGM TECHNOLOGY, INC.
                                71 Vista Montana
                               San Jose, CA 95134
                                 (408) 954-0500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:


                                 JORGE DEL CALVO
                          Pillsbury Madison & Sutro LLP
                               2700 Sand Hill Road
                              Menlo Park, CA 94025

                                 ---------------

              Approximate date of commencement of proposed sale to the public: From time to time after this Registration
                          Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                                Proposed          Proposed
                                                                maximum           maximum
Title of each class of securities          Amount to be      offering price       aggregate            Amount of
         to be registered                   registered        per share(1)    offering price(1)    registration fee
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..........   2,554,300 shares         $1.97         $5,031,971.00          $1,524.84
======================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sales prices of the Company's Common Stock on the Nasdaq National Market on February 5, 1997.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+         The information contained herein is subject to completion or         +
+         amendment. A registration statement relating to these                +
+         securities has been filed with the Securities and Exchange           +
+         Commission. These securities may not be sold nor may offers          +
+         to buy be accepted prior to the time the registration                +
+         statement becomes effective. This prospectus shall not               +
+         constitute an offer to sell or the solicitation of any offer         +
+         to buy nor shall there be any sale of these securities in            +
+         any State in which such offer, solicitation or sale would be         +
+         unlawful prior to registration or qualification under the            +
+         securities laws of any such State.                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

            SUBJECT TO COMPLETION, DATED FEBRUARY 10, 1997

PROSPECTUS
----------

                           2,554,300 Shares

                       PARADIGM TECHNOLOGY, INC.

                             Common Stock

                            --------------


     This Prospectus covers 2,554,300 shares (the "Shares") of Common Stock, $.01 par value (the "Common Stock"), of Paradigm Technology, Inc. ("Paradigm" or the "Company") offered for the account of certain stockholders of the Company (the "Selling Stockholders"). The Shares may be offered by the Selling Stockholders from time to time in transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to bear all expenses of registration of the Shares, but all selling and other expenses incurred by a Selling Stockholder will be borne by that Selling Stockholder.

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Selling Stockholders" and "Plan of Distribution."

     The Common Stock is traded on the Nasdaq National Market under the symbol "PRDM." On February 5, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $2.00 per share.

                                 ---------------

                   The Common Stock offered hereby involves a
                     high degree of risk. See "Risk Factors"
                              beginning on page 4.

                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the Shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or solicitation of any offer to buy the Shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                 The date of this Prospectus is _________, 1997

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, (iii) the Company's Current Reports on Form 8-K dated December 2, 1996 and February 6, 1997 and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on May 18, 1995. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to Paradigm Technology, Inc., 71 Vista Montana, San Jose, California 95134, telephone (408) 954-0500.

                                   THE COMPANY

     Paradigm Technology, Inc. ("Paradigm" or the "Company") designs and markets high speed, high density SRAM semiconductor devices to meet the needs of advanced telecommunications devices, networks, workstations, high performance PCs, advanced modems and complex military/aerospace applications. The Company focuses on high performance, 10 nanosecond ("ns") and faster SRAMs where its technology leadership in high speed and high density semiconductors can best be utilized. For the year ended December 31, 1996, 10ns and faster SRAMs accounted for approximately 36% of the Company's sales. Paradigm believes its proprietary CMOS process and design technologies enable it to offer SRAMs with high speeds and small die sizes, providing the Company with a competitive advantage in its targeted markets. Using a combination of innovative process architecture and design know-how, the Company was one of the first companies to introduce high speed CMOS SRAMs for three successive generations of product densities: 256 kilobit ("K"), one megabit ("M"), and 4M. Paradigm's customers include Hughes Network Systems, Motorola and US Robotics.

Recent Developments

     Sale of Manufacturing Operations. On November 15, 1996, Paradigm sold its wafer fabrication facility (the "Fab") to Orbit Semiconductor, Inc., a wholly owned subsidiary of DII Group, Inc. ("Orbit"). The Company received aggregate consideration of $20 million consisting of $6.6 million in cash, $7.6 million in debt assumption, and promissory notes in the aggregate principal amount of $5.8 million. The sale of the Fab resulted in a loss of $4.6 million, which was recorded in the fourth quarter of 1996.

     As a result of the sale of the Fab, Paradigm's future needs for wafers will need to be supplied by third parties. Orbit has agreed to supply the Company a specified quantity of wafers in exchange for specified credits against the promissory notes delivered in connection with the sale. The Company is also in the process of seeking wafer supply from offshore foundries who would provide 8-inch wafers using 0.35 micron process technology. See "Risk Factors-Dependence on Foundries and Other Third Parties."

     Sale of Preferred Stock. On January 23, 1997, Paradigm sold a total of 200 shares of 5% Series A Convertible Redeemable Preferred Stock (the "Preferred Stock") in a private placement to Vintage Products, Inc. at a price of $10,000 per share, for total proceeds (net of payments to third parties) of approximately $1,880,000. The Preferred Stock is convertible at the option of the holder into the number of fully paid and nonassessable shares of Common Stock as is determined by dividing (A) the sum of (1) $10,000 plus (2) the amount of all accrued but unpaid or accumulated dividends on the shares of Preferred Stock being converted by (B) the Conversion Price in effect at the time of conversion. The "Conversion Price" will be equal to the lower of (i) the closing sale price of the Common Stock as quoted on the Nasdaq National Market on the day prior to the date of initial issuance of the Preferred Stock or (ii) eighty-two percent (82%) of the average closing bid price of a share of Common Stock as quoted on the Nasdaq National Market over the five (5) consecutive trading days immediately preceding the date of notice of conversion of the Preferred Stock. The Preferred Stock is redeemable by the Company under certain limited circumstances. The Company is registering the maximum number of shares of Common Stock issuable upon conversion of the Preferred Stock pursuant to the Registration Statement of which this Prospectus is a part.

     The Company was incorporated in California in 1987 and reincorporated in Delaware in 1995. The Company's executive offices are located at 71 Vista Montana, San Jose, California 95134 and its telephone number is (408) 954-0500.

     When used in this Prospectus, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements, which include statements contained in "Risk Factors" concerning the timing of availability and functionality of products under development, product mix, trends in average selling prices, the percentage of export sales and sales to strategic customers, the adoption or retention of industry standards, and the availability and cost of products from the Company's suppliers, are subject to risks and uncertainties, including those set forth under "Risk Factors" and elsewhere in this Prospectus, that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                  RISK FACTORS

     The securities offered hereby involve a high degree of risk. The following factors should be considered carefully in evaluating an investment in the Shares of Common Stock offered hereby.

     Uncertainty of Future Profitability; Need for Additional Funds. For the year ended December 31, 1996 the Company reported a net loss of $36.4 million. The sale of the Company's fabrication facility in November 1996, resulted in a loss of $4.6 million, which was recorded in the fourth quarter of 1996.

     The Company's recent operations have consumed substantial amounts of cash. The Company believes that cash flow from operations and other existing and potential sources of liquidity will be sufficient to meet its projected working capital and other cash requirements through at least the remainder of 1997. However, there can be no assurance that the Company will not need additional capital and if so that such capital can be successfully obtained on terms acceptable to the Company or at all. The sale or issuance of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that additional financing, if required, will be available when needed or, if available, will be on terms acceptable to the Company.

     Fluctuations in Quarterly Results. The Company has experienced significant quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by a number of factors, including changes in manufacturing yields by contracted manufacturers, changes in the mix of products sold, the timing of new product introductions by the Company or its competitors, cancellation or delays of purchases of the Company's products, the gain or loss of significant customers, the cyclical nature of the semiconductor industry and the consequent fluctuations in customer demand for the Company's devices and the products into which they are incorporated, and competitive pressures on prices. A decline in demand in the markets served by the Company, lack of success in developing new markets or new products, or increased research and development expenses relating to new product introductions could have a material adverse effect on the Company. Moreover, because the Company sets spending levels in advance of each quarter based, in part, on expectations of product orders and shipments during that quarter, a shortfall in revenue in any particular quarter as compared to the Company's plan could have a material adverse effect on the Company. During 1996, the market for certain SRAM devices experienced a significant excess supply relative to demand, which resulted in a significant downward trend in prices. The market for the Company's products could continue to experience a downward trend in pricing which could adversely affect the Company's operating results. The Company's ability to maintain or increase revenues in light of the current downward trend in product prices will be highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in average selling prices of existing products. Declining average selling prices will also adversely affect the Company's gross margins unless the Company is able to reduce its costs per unit to offset such declines. There can be no assurance that the Company will be able to increase unit sales volumes, introduce and sell new products, or reduce its costs per unit.

     Dependence on New Products and Technologies. The market for the Company's products is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Average selling prices for many of the Company's products have generally decreased over the products' life cycles in the past and are expected to decrease in the future. Accordingly, the Company's future success will depend, in part, on its ability to develop and introduce on a timely basis new products and enhanced versions of its existing products which incorporate advanced features and command higher prices. The success of new product introductions and enhancements to existing products depends on several factors, including the Company's ability to develop and implement new product designs, achievement of acceptable production yields, and market acceptance of customers' end products. In the past, the Company has experienced delays in the development of certain new and enhanced products. Based upon the increasing complexity of both modified versions of existing products and planned new products, such delays could occur again in the future. Further, the cost of development can be significant and is difficult to forecast. In addition, there can be no assurance that any new or enhanced products will achieve or maintain market acceptance. If the Company is unable to design, develop and introduce competitive products or to develop new or modified designs on a timely basis, the Company's operating results will be materially adversely affected.

     Dependence on Foundries and Other Third Parties. On November 15, 1996, the Company sold its wafer fabrication facility (the "Fab") to Orbit Semiconductor, Inc., a wholly owned subsidiary of DII Group, Inc. ("Orbit"). Following the sale of the Fab, the Company and Orbit entered into a Wafer Manufacturing Agreement whereby Orbit will supply a quantity of wafers to the Company over a specified period of time. The Company is also in the process of seeking wafer supply from other offshore foundries, and anticipates that it will conduct business with other foundries by delivering written purchase orders specifying the particular product ordered, quantity, price, delivery date and shipping terms and, therefore, such foundries will not be obligated to supply products to the Company for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. Reliance on outside foundries involves several risks, including constraints or delays in timely delivery of the Company's products, reduced control over delivery schedules, quality assurance, potential costs and loss of production due to seismic activity, weather conditions and other factors. To the extent a foundry terminates its relationship with the Company, or should the Company's supply from a foundry be interrupted or terminated for any other reason, the Company may not have a sufficient amount of time to replace the supply of products manufactured by the foundry. Should the Company be unable to obtain a sufficient supply of products to enable it to meet demand, it could be required to allocate available supply of its products among its customers. Until recently, there has been a worldwide shortage of advanced process technology foundry capacity and there can be no assurance that the Company will obtain sufficient foundry capacity to meet customer demand in the future, particularly if that demand should increase. The Company is continuously evaluating potential new sources of supply. However, the qualification process and the production ramp-up for additional foundries could take longer than anticipated, and there can be no assurance that such sources will be able or willing to satisfy the Company's requirements on a timely basis or at acceptable quality or per unit prices.

     Constraints or delays in the supply of the Company's products, whether because of capacity constraints, unexpected disruptions at the current or future foundries or assembly houses, delays in obtaining additional production at the existing foundry or in obtaining production from new foundries, shortages of raw materials, or other reasons, could result in the loss of customers and other material adverse effects on the Company's operating results, including effects that may result should the Company be forced to purchase products from higher cost foundries or pay expediting charges to obtain additional supply.

     Semiconductor Industry; SRAM Market. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. During 1996, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices. The Company could continue to experience a downward trend in pricing which could adversely affect the Company's operating margins. The selling prices that the Company is able to command for its products are highly dependent on industry-wide production capacity and demand, and as a consequence the Company could experience rapid erosion in product pricing which is not within the control of the Company and which could adversely effect the Company's operating results. The Company expects that additional SRAM production capacity will become increasingly available in the foreseeable future, and such additional capacity may adversely affect the Company's margins and competitive position. In addition, the Company may experience period-to-period fluctuations in operating results because of general semiconductor industry conditions, overall economic conditions, or other factors. The Company's business is also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of semiconductor products.

     Litigation. On August 12, 1996, a securities class action lawsuit was filed in Santa Clara Superior Court against the Company and certain of its officers and directors (the "Paradigm Defendants"). The class alleged by plaintiffs consists of purchasers of the Company's common stock from November 20, 1995 to March 22, 1996, inclusive. The complaint alleges negligent misrepresentation, fraud and deceit, breach of fiduciary duty, and violations of certain provisions of the California Corporate Securities Law and Civil Code. The plaintiffs seek an unspecified amount of compensatory and punitive damages. Plaintiffs allege, among other things, that the Paradigm Defendants wrongfully represented that the Company would have protection against adverse market conditions in the semiconductor market based on the Company's focus on high speed, high performance semiconductor products. The Paradigm Defendants intend to vigorously defend the action. On September 30, 1996, the Paradigm Defendants filed a demurrer seeking to have plaintiffs' entire complaint dismissed with prejudice. The Paradigm Defendants responded to the complaint by filing a demurrer which challenged the legal sufficiency of all causes of action. On December 12, 1996, the Court sustained the demurrer as to all of the causes of action except for violation of certain provisions of the California Corporate Securities Law and Civil Code. The Court, however, granted plaintiffs leave to amend the complaint to attempt to cure the defects which caused the Court to sustain the demurrer. Plaintiffs failed to amend within the allotted time and independently expressed an intent to prosecute only the fourth cause of action. On January 8, 1997, the Paradigm Defendants filed an answer to the complaint denying any liability for the acts and damages alleged by the plaintiffs. Plaintiffs have served the Paradigm Defendants with a first set of requests to produce documents, to which the Paradigm Defendants are currently responding. Plaintiffs have also filed a motion for class certification which is set for hearing on April 15, 1997. No other motions have been filed with the court by plaintiffs or defendants, and no discovery has yet been conducted. There can be no assurance that the Company will be successful in such defense. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

     Product and Customer Concentration; Dependence on Telecommunications and Computer Industries. Currently, substantially all of the Company's sales are derived from the sale of SRAM products. Additionally, a substantial portion of the Company's sales is derived from a relatively small number of customers. For the year ended December 31, 1995, Motorola accounted for 28% of the Company's sales, and for the year ended December 31, 1996, Motorola, All American Semiconductor and Micron Technology accounted for 25%, 13% and 13%, respectively, of the Company's sales. Substantially all of the Company's products are incorporated into telecommunications and computer-related products. The telecommunications and computer industries have recently experienced strong unit sales growth, which has increased demand for integrated circuits, including the memory products offered by the Company. However, these industries have from time to time experienced cyclical, depressed business conditions. Such industry downturns have historically resulted in reduced product demand and declining average selling prices. The Company's business and operating results could be materially and adversely affected by a downturn in the telecommunications or computer industries in the future.

     Competition. The semiconductor industry is intensely competitive and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. The Company competes with large domestic and international semiconductor companies, most of which have substantially greater financial, technical, marketing, distribution, and other resources than the Company. The Company's principal competitors in the high performance SRAM market include Motorola and Micron Technology. Other competitors in the SRAM market include Alliance Semiconductor, Cypress Semiconductor, Integrated Device Technology, Integrated Silicon Solution, Samsung and numerous other large and emerging semiconductor companies. In addition, other manufacturers can be expected to enter the high speed, high density SRAM market. The Company has also licensed the design and process technology for substantially all of its current products, including certain of its 256K, 1M and 4M products, to NKK Corporation ("NKK") and in the future may compete with NKK with respect to all of such products in certain Pacific Rim countries, North America and Europe and, as to certain of its 256K and 1M products, in the rest of the world. NKK has recently commenced production of products using the Company's design and process technologies, and therefore may become a more significant competitor of the Company. Paradigm has also licensed to Atmel Corporation ("Atmel") the right to produce certain of its SRAM products, and as a result is likely to compete with

Atmel with respect to such products. Because Atmel has greater resources than the Company and has foundry capacity, any such competition could adversely affect the Company. To the extent that the Company enters into similar arrangements with other companies, it may compete with such companies as well.

     The ability of the Company to compete successfully depends on elements outside its control, including the rate at which customers incorporate the Company's products into their systems, the success of such customers in selling those systems, the Company's protection of its intellectual property, the number, nature, and success of its competitors and their product introductions, and general market and economic conditions. In addition, the Company's success will depend in large part on its ability to develop, introduce, and manufacture in a timely manner products that compete effectively on the basis of product features (including speed, density, die size, and packaging), availability, quality, reliability, and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. There is no assurance that the Company will be able to compete successfully in the future.

     Dependence on Patents, Licenses and Intellectual Property; Potential Litigation. The Company intends to continue to pursue patent, trade secret, and mask work protection for its semiconductor process technologies and designs. To that end, the Company has obtained certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes, as appropriate. The process of seeking patent protection can be long and expensive, and there is no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In particular, there can be no assurance that any patents held by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide competitive advantage to the Company. The Company also relies on trade secret protection for its technology, in part through confidentiality agreements with its employees, consultants and third parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of certain territories in which the Company's products are or may be developed, manufactured, or sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

     There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor industry. In the future, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. The Company has from time to time received, and may in the future receive, communications alleging possible infringement of patents or other intellectual property rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company, which could have a material adverse effect on the Company. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company.

     International Operations. Approximately 28% and 25% of the Company's sales in the years ended December 31, 1995 and 1996, respectively, were attributable to sales outside the United States, primarily in Asia and Europe, and the Company expects that international sales will continue to represent a significant portion of its sales. In addition, the Company expects that a significant portion of its products will be manufactured by independent third parties in Asia. Therefore, the Company is subject to the risks of conducting business internationally, and both manufacturing and sales of the Company's products may be adversely affected by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to have products manufactured or sell products in foreign markets. The Company cannot predict whether quotas, duties, taxes, or other charges or restrictions will be imposed by the United States, Hong Kong, Japan, Taiwan, or other countries upon the importation or exportation of the Company's products in the future, or what effect any such actions would have on its relationship with NKK or other manufacturing sources, or its general business, financial condition and results of operations. In addition, there can be no assurance that the Company will not be adversely affected by currency fluctuations in the future. The prices for the Company's products are denominated in dollars. Accordingly, any increase in the value of the dollar as compared to currencies in the Company's principal overseas markets would increase the foreign currency-denominated sales prices of the Company's products, which may negatively affect the Company's sales in those markets. Currency fluctuations in the future may also increase the manufacturing costs of the Company's products. Although the Company has not to date experienced any material adverse effect on its operations as a result of such international risks, there can be no assurance that such factors will not adversely impact the Company's general business, financial condition and results of operations.

     Employees; Management of Growth. The Company's future success will be heavily dependent upon its ability to attract and retain qualified technical, managerial, marketing and financial personnel. The Company has experienced a high degree of turnover in personnel, including at the senior and middle management levels. The competition for such personnel is intense and includes companies with substantially greater financial and other resources to offer such personnel. There can be no assurance that the Company will be able to attract and retain the necessary personnel, or successfully manage its expansion, and any failure to do so could have a material adverse effect on the Company.

     Potential Volatility of Stock Price. The trading price of the Company's Common Stock is subject to wide fluctuations in response to variations in operating results of the Company and other semiconductor companies, actual or anticipated announcements of technical innovations or new products by the Company or its competitors, general conditions in the semiconductor industry and the worldwide economy, and other events or factors. The Company's stock traded from a high of $37.25 in August 1995 to a low of $1.94 in February 1997. In addition, the stock market has in the past experienced extreme price and volume fluctuations, particularly affecting the market prices for many high technology companies, and these fluctuations have often been unrelated to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

     Antitakeover Effect of Certain Charter Provisions. Certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue Preferred Stock that could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information as of February 1, 1997 regarding the beneficial ownership of Common Stock by each of the Selling
Stockholders and the Shares offered hereby by such Selling Stockholders.

                                               Shares                                   Shares
                                             Beneficially           Number of         Beneficially
                                              Owned Prior            Shares            Owned After
                                            to Offering(1)        Being Offered        Offering(1)
                                         -------------------      -------------   -------------------
                                         Number      Percent                      Number      Percent
                                         ------      -------                      ------      -------

Vintage Products, Inc...............   1,600,000      22.1%        1,600,000         --          --%
  Arlozorv Street
  Telaviv, Israel

Atmel Corporation...................     853,050      11.8%          853,050         --          --
  2125 O'Nel Drive
  San Jose, CA  95731

Angeliki Perlegos...................      14,000        *             14,000         --          --

Kris Chellam........................      12,000        *             12,000         --          --

Tsung-Ching Wu......................      12,000        *             12,000         --          --

Michael Ross........................      10,000        *             10,000         --          --

Krish Panu..........................       5,000        *              5,000         --          --

Jack Peckham........................       5,000        *              5,000         --          --

Steve Schumann......................       5,000        *              5,000         --          --

Mike Sisois.........................       5,000        *              5,000         --          --

Graham Turner.......................       5,000        *              5,000         --          --

Gust Perlegos.......................       3,000        *              3,000         --          --

Mary Perlegos.......................       3,000        *              3,000         --          --

Peter Babalis.......................       2,500        *              2,500         --          --

Ralph Bohannon......................       2,500        *              2,500         --          --

Gladwyn D'Souza.....................       2,500        *              2,500         --          --

James Hu............................       2,500        *              2,500         --          --

Saroj Pathak........................       2,500        *              2,500         --          --

Charles Schleich....................       2,500        *              2,500         --          --

Gust Perlegos as Custodian..........       2,000        *              2,000         --          --
  for Archie Perlegos

Gust Perlegos as Custodian..........       2,000        *              2,000         --          --
  for Nick Perlegos

Gust Perlegos as Custodian..........       2,000        *              2,000         --          --
  for Pete Perlegos

Norman Hall.........................       1,250        *              1,250         --          --
                                       ---------                   ---------

      Total.........................   2,554,300                   2,554,300

-------------
*       Less than 1%.

(1)     Information   with  respect  to  beneficial   ownership  is  based  upon
        information obtained from the Selling Stockholders.

     Because a Selling Stockholder may offer by this Prospectus all or some part of the Common Stock which he or she holds, no estimate can be given as of the date hereof as to the amount of Common Stock actually to be offered for sale by a Selling Stockholder or as to the amount of Common Stock that will be held by a Selling Stockholder upon the termination of such offering. See "Plan of Distribution."


                              PLAN OF DISTRIBUTION

     Sales of the Shares may be effected by or for the account of the Selling Stockholders from time to time in transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by a Selling Stockholder may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company has agreed to bear all expenses of registration of the Shares (other than fees and expenses, if any, of counsel or other advisors to the Selling Stockholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of Common Stock offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, Menlo Park, California.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Paradigm Technology, Inc. for the year ended December 31, 1995, have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the Company's reorganization on June 21, 1994) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                                            Amount
                                                            ------

SEC registration fee................................    $  1,524.84
Accounting fees and expenses........................       6,000.00
Legal fees and expenses.............................      15,000.00
Miscellaneous fees and expenses.....................       1,475.16
                                                        -----------
        Total.......................................    $ 24,000.00
                                                        ===========


Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995) provides for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.


Item 16.  Exhibits

      Exhibit
      Number            Description of Document
      -------           -----------------------

          5.1           Opinion of Pillsbury Madison & Sutro LLP.

         23.1           Consent of Price Waterhouse LLP.

         23.2           Consent of Pillsbury Madison & Sutro
                        LLP (included in its opinion filed
                        as Exhibit 5.1 to this Registration
                        Statement).

         24.1           Power of Attorney (see page II-3).


Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on February 10, 1997.

                                       PARADIGM TECHNOLOGY, INC.



                                       By          /s/ MICHAEL GULETT
                                         ---------------------------------------
                                                     Michael Gulett
                                          President and Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Gulett and Douglas Schirle, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          Name                                  Title                            Date
          ----                                  -----                            ----


   /s/ MICHAEL GULETT         President and Chief Executive
-------------------------     Officer (Principal Executive Officer)        February 10, 1997
     Michael Gulett           and Director


   /s/ DOUGLAS SCHIRLE        Vice President of Finance and Chief          February 10, 1997
-------------------------     Financial Officer (Principal Financial
     Douglas Schirle          Officer)


      /s/ ATIQ RAZA           Director                                     February 10, 1997
-------------------------
        Atiq Raza


   /s/ GEORGE COLLINS         Director                                     February 10, 1997
-------------------------
     George Collins


    /s/ JAMES KOCHMAN         Director                                     February 10, 1997
--------------------------
      James Kochman

                                  EXHIBIT INDEX



Exhibit
-------
Number               Description of Document
-------              -----------------------

  5.1                Opinion of Pillsbury Madison & Sutro LLP.

 23.1                Consent of Price Waterhouse LLP.

 23.2 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

 24.1                Power of Attorney (see page II-3).